UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

Amendment No. 5

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SVB FINANCIAL GROUP

(Exact name of Registrant as specified in its charter)

Delaware	91-1962278

(State of incorporation or organization)	(I.R.S. Employer I.D. Number)

3003 Tasman Drive

Santa Clara, CA 95054-1191

(Address of principal executive offices) (zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☒

Securities Act registration statement file number to which this form relates (if applicable): Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of class)

AMENDMENT NO. 5 ON FORM 8-A/A TO

REGISTRATION STATEMENT ON FORM 8-A

Item 1.	Description of Registrant’s Securities to be Registered

On October 22, 1998, pursuant to the Preferred Shares Rights Agreement dated as of October 22, 1998 (the “Original Rights Agreement”), between Norwest Bank Minnesota, N.A., predecessor in interest to Wells Fargo Bank, N.A. (the “Rights Agent”), and Silicon Valley Bancshares, a California corporation (“California Bancshares”) and predecessor in interest to SVB Financial Group (formerly known as Silicon Valley Bancshares), a Delaware corporation (the “Company”), the Board of Directors of California Bancshares authorized and declared a dividend of one Preferred Share Purchase Right (a “Right”) for each share of California Bancshares Common Stock outstanding (“Common Shares”) as of the close of business on November 9, 1998 (the “Record Date”), each Right representing the right to purchase one one-thousandth (0.001) of a share of Series A Participating Preferred Stock of California Bancshares (“Series A Preferred”) at an exercise price of $100.00, subject to adjustment.

On April 23, 1999, in connection with the Company’s reincorporation into Delaware, California Bancshares was merged with and into the Company pursuant to which California Bancshares ceased to exist and the Company continued to operate the business of the Company as the surviving corporation (the “Reincorporation”). References herein to the Company shall include California Bancshares for periods prior to the Reincorporation. In connection with the Reincorporation, the duties of California Bancshares under the Original Rights Agreement became the duties of the Company.

On November 6, 2003, the Board of Directors of the Company confirmed and ratified the assumption by the Company of the Rights and the Original Rights Agreement upon the effectiveness of the Reincorporation.

On November 6, 2003, the Company and the Rights Agent executed Amendment No. 1 to the Original Rights Agreement to amend Section 1(a) of the Original Rights Agreement to increase from 10% to 15% the minimum percentage of Common Shares then outstanding that any Person, who or which, together with all Affiliates and Associates of such Person, shall beneficially own to qualify as an Acquiring Person (as each capitalized term is defined in the Original Rights Agreement, as amended).

On January 29, 2004, the Company and the Rights Agent amended and restated in its entirety the Original Rights Agreement, as amended (as so amended and restated, the “Restated Rights Agreement”), to, among other things, update the Exercise Price of the Rights (as each capitalized term is defined in the Restated Rights Agreement).

On August 2, 2004, the Company and the Rights Agent executed Amendment No. 1 to the Restated Rights Agreement to, among other things, change the Final Expiration Date (as such term is defined in the Restated Rights Agreement, as amended) from January 31, 2014 to January 31, 2008, and make certain conforming changes.

On January 29, 2008, the Company and the Rights Agent executed Amendment No. 2 to the Restated Rights Agreement to, among other things, change the Final Expiration Date (as such term is defined in the Restated Rights Agreement, as amended) from January 31, 2008 to January 31, 2014, and make certain conforming changes.

On April 30, 2008, the Company and the Rights Agent executed Amendment No. 3 to the Restated Rights Agreement to increase the Exercise Price (as such term is defined in the Restated Rights Agreement, as amended) from $100.00 to $175.00 and make certain conforming changes. The Restated Rights Agreement, as amended, is sometimes hereinafter referred to as the “Rights Agreement.”

In connection with Amendment No. 3 to the Restated Rights Agreement, the Company hereby amends, restates, supersedes and replaces in its entirety Amendment No. 4 on Form 8-A/A, as filed with the Securities and Exchange Commission (the “SEC”) on January 29, 2008, to the Company’s Registration Statement on Form 8-A, as originally filed with the SEC on October 27, 1998.

The following summary of the Rights and the principal terms of the Restated Rights Agreement, as amended, is a general description only and is subject to the detailed terms and conditions of the Restated Rights Agreement, as amended. A copy of Amendment No. 3 to the Company’s Restated Rights Agreement is attached as Exhibit 4.20 to this Amendment No. 5 on Form 8-A/A, which exhibit is incorporated herein by reference. A copy of the Restated Rights Agreement is attached as Exhibit 4.20 to Amendment No. 2 on Form 8-A/A, as filed with the SEC on February 27, 2004; a copy of Amendment No. 1 to the Restated Rights Agreement is attached as Exhibit 4.13 to Amendment No. 3 on Form 8-A/A, as filed with the SEC on August 3, 2004 and a copy of Amendment No. 2 to the Restated Rights Agreement is attached as Exhibit 4.14 to Amendment No. 4 on Form 8-A/A, as filed with the SEC on January 29, 2008, which exhibits are incorporated herein by reference.

Rights Evidenced by Common Share Certificates

The Rights will not be exercisable until the Distribution Date (as defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating by reference the Rights Agreement. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the tenth (10th) business day (or such later date as may be determined by action of the Company’s Board of Directors) following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares, or (ii) the close of business on the tenth (10th) business day (or such later date as may be determined by action of the Company’s Board of Directors) following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”

Issuance of Rights Certificates; Expiration of the Rights

As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) January 31, 2014 (the “Final Expiration Date”), or (ii) redemption or exchange of the Rights as described below.

Initial Exercise of the Rights

Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive one one-thousandth (0.001) share of the Series A Preferred upon exercise and the payment of the purchase price of $175.00 per one one-thousandth (0.001) of a share of the Series A Preferred, subject to adjustment (the “Purchase Price”). In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.

Right to Buy Company Common Shares

Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Company’s Common Shares then outstanding, then each holder of a Right which has not theretofore been exercised (other than the Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. The Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

Right to Buy Acquiring Company Stock

Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 15% or more of the Company’s Common Shares then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than the Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

Exchange Provision

At any time after the acquisition by an Acquiring Person of 15% or more of the Company’s outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company’s outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than the Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.

Redemption

At any time on or prior to the close of business on the earlier of (i) the fifth day following a public announcement that an Acquiring Person has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (or such later date as may be determined by action of the Company’s Board of Directors and publicly announced by the Company) and (ii) the Final Expiration Date,

the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, subject to adjustment.

Adjustments to Prevent Dilution

The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

No Stockholders’ Rights Prior to Exercise

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Rights and Preferences of the Series A Preferred

Each one one-thousandth (0.001) of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.

Certain Anti-Takeover Effects

The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company’s shares are presently traded. The Company’s Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

Item 2.	Exhibits

Exhibit Number	Description
4.20	Amendment No. 3 to Amended and Restated Preferred Stock Rights Agreement, dated as of April 30, 2008, between SVB Financial Group and Wells Fargo Bank, N.A.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 5 on Form 8-A/A to Registrant’s Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 30, 2008	SVB FINANCIAL GROUP

	By:	/s/ KENNETH P. WILCOX
	Name:	Kenneth P. Wilcox
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
4.20	Amendment No. 3 to Amended and Restated Preferred Stock Rights Agreement, dated as of April 30, 2008, between SVB Financial Group and Wells Fargo Bank, N.A.